Exhibit 99.1

SPORTRADAR REPORTS STRONG FIRST QUARTER 2023 RESULTS

Delivered 24% revenue and 37% Adjusted EBITDA growth

U.S. segment revenue grew 55% with positive Adjusted EBITDA for third consecutive quarter

Annual outlook reaffirmed with growth of 24% to 26% for revenue and 25% to 33% for Adjusted EBITDA

ST. GALLEN, Switzerland, May 10, 2023 – Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or the “Company”), a leading global technology company focused on enabling next generation engagement in sports through providing business-to-business solutions to the global sports betting industry, today announced financial results for its first quarter ended March 31, 2023.

First Quarter 2023 Highlights

•	Revenue in the first quarter of 2023 increased 24% to €207.6 million ($226.2 million)[1] compared with the first quarter of 2022.

•	The RoW Betting segment, accounting for 52% of total revenue, grew 25% to €108.5 million ($118.3 million)[1], primarily driven by strong performance from Managed Betting Services (MBS) and Live Odds.

•	The U.S. segment revenue grew 55% to €39.7 million ($43.3 million)[1] compared with the first quarter of 2022, driven by higher sales of betting products as well as the Company’s digital advertising (ad:s) product. The U.S. segment generated positive Adjusted EBITDA[2] for the third consecutive quarter with an Adjusted EBITDA[2] margin of 17%.

•	Total Profit for the first quarter of 2023 was €6.8 million compared with €8.2 million for the same quarter last year. The Company’s Adjusted EBITDA[2] in the first quarter of 2023 increased 37% to €36.7 million ($40.0 million)[1] compared with the first quarter of 2022, demonstrating operational leverage from higher revenue despite increased investment into Artificial Intelligence (AI) for liquidity trading, and Computer Vision technology.

•	Adjusted EBITDA margin[2] was 18% in the first quarter of 2023, an increase of 176 bps compared with the prior year period.

•	Adjusted Free Cash Flow[2] in the first quarter of 2023 was €12.4 million, compared with €12.9 million for the prior year period, as a result of improved working capital management offset by an unfavorable impact from foreign currency exchange rates. The resulting Cash Flow Conversion[2] was 34% in the quarter.

•	The Company’s customer Net Retention Ratio (NRR) was 120% in the first quarter of 2023, an improvement over the NRR from the fourth quarter of 2022 of 119%.

Carsten Koerl, Chief Executive Officer of Sportradar said: “We started fiscal 2023 on solid footing, as we continued to deliver strong top line growth, predominately by growing our value add products such as MBS and Live Odds in the Rest of World business, and strong, profitable growth in our U.S. segment. We are also demonstrating operational leverage as we continue to focus on cost discipline across the organization and invest prudently to grow our top line. We are confident that our ongoing product innovation in AI and computer vision will enable us to remain a market leader and increase shareholder value for our investors.”

1 For the convenience of the reader, we have translated Euros amounts at the noon buying rate of the Federal Reserve Bank on March 31, 2023, which was €1.00 to $1.09.

2 Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

Key Financial Measures

In millions, in Euros €

	Q1	Q1	Change
	2023	2022	%
Revenue	207.6	167.9	24%

Adjusted EBITDA[2]	36.7	26.7	37%

Adjusted EBITDA margin[2]	18%	16%	-

Adjusted Free Cash Flow[2]	12.4	12.9	(4)%

Cash Flow Conversion[2]	34%	48%	-

Segment Information

RoW Betting

•	Segment revenue in the first quarter of 2023 increased by 25% to €108.5 million compared with the first quarter of 2022. This growth was driven primarily by increased sales of the Company’s higher value-add offerings including MBS, which increased 40% to €37.1 million as well as Live Odds services which increased 29% year over year.

•	Segment Adjusted EBITDA[2] in the first quarter of 2023 increased by 6% to €47.4 million compared with the first quarter of 2022. Segment Adjusted EBITDA margin[2] decreased to 44% from 51% in the first quarter of 2022 due to increased investment in AI technology for MTS and Computer Vision technology. These investments will enable the Company to further grow revenue and improve its Adjusted EBITDA margin over time.

RoW Audiovisual (AV)

•	Segment revenue in the first quarter of 2023 decreased 3% to €44.6 million compared with the first quarter of 2022. Revenue was impacted by the expected completion of the Tennis Australia contract partially offset by growth in sales to new and existing customers.

•	Segment Adjusted EBITDA[2] in the first quarter of 2023 increased 27% to €11.3 million compared with the first quarter of 2022. Segment Adjusted EBITDA margin[2] improved to 25% in the first quarter of 2023 compared with 19% in the first quarter of 2022 due to savings associated with the completion of the Tennis Australia contract.

United States

•	Segment revenue in the first quarter of 2023 increased by 55% to €39.7 million ($43.3 million)[1] compared with the first quarter of 2022. Results were driven by growth in core betting data products and the ad:s product.

•	Segment Adjusted EBITDA[2] in the first quarter of 2023 was €6.8 million ($7.4 million)[1] compared with a loss of (€6.4) million in the first quarter of 2022. This is the third consecutive quarter with positive Adjusted EBITDA[2] indicating the strong operational leverage in the U.S. business model despite continuous investments. Segment Adjusted EBITDA margin[2] improved to 17% from (25%) compared with the first quarter of 2022.

1 For the convenience of the reader, we have translated Euros amounts at the noon buying rate of the Federal Reserve Bank on March 31, 2023, which was €1.00 to $1.09.

2 Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

Costs and Expenses

•	Purchased services and licenses in the first quarter of 2023 increased by €11.6 million to €48.4 million compared with the first quarter of 2022, reflecting continuous investments in content creation, greater event coverage and higher scouting costs. Of the total purchased services and licenses, approximately €14.0 million were expensed sports rights.

•	Personnel expenses in the first quarter of 2023 increased by €25.2 million to €77.5 million compared with the first quarter of 2022. The increase was primarily as a result of increased investment for growth which was driven by higher headcount associated with investments in AI and Computer Vision, increased share based compensation, and inflationary adjustments for labor costs.

•	Other operating expenses in the first quarter of 2023 increased by €1.7 million to €21.2 million, compared with the first quarter of 2022, primarily as a result of higher software license costs, higher audit fees and implementation costs for a new financial management system.

•	Total sports rights costs in the first quarter of 2023 decreased by €2.8 million to €51.2 million compared with the first quarter of 2022, primarily due to savings from the expected completion of the Tennis Australia contract.

Recent Company Highlights

•	Sportradar extends partnership with the Big 10 Conference to broaden its footprint in the U.S. college space by powering its OTT platform B1G+ through the 2024-2025 college athletics season. Sportradar is providing its technology and data-driven OTT solutions to manage B1G+’s OTT web, mobile and connected TV apps, UX/UI design and third party integration.

•	Sportradar announced the integration of its ad:s technology into Snapchat, creating a new channel for betting operators to engage and acquire customers using the Company’s paid social media advertising service. Using Snapchat’s advanced age and location targeting capabilities to ensure only legally qualified audiences are reached, betting operators have a potential to reach Snapchat’s 350 million daily active users and over 750 million monthly active users.

•	Sportradar was selected as the successful bidder for the global Association of Tennis Professionals (ATP) data and streaming rights starting in 2024 as a result of the Company’s commitment to product innovation. Sportradar offers the broadest reach to tennis fans globally and has been a supplier of official ATP Tour and Challenger Tour secondary data feeds since 2022.

•	Sportradar published its first Sustainability Report highlighting its commitment to sustaining its business, communities and environment. The report is based on Sportradar’s five key sustainability priorities, sustainability, people, oversight, respect and technology-led (SPORT), which are aligned with the standards and framework of the Sustainability Accounting Standards Board (SASB).

•	Sportradar Integrity Services released its second Annual Report on Betting Corruption and Match-Fixing in 2022, revealing the Company had identified 1,212 suspicious matches across 12 sports in 92 countries, an increase of 34% year over year. The overall data confirmed that 99.5% of sporting events are free from match-fixing, with no single sport having a suspicious match ratio of greater than 1%.

•	Sportradar named technology executive Gerard Griffin as Chief Financial Officer effective May 9, 2023. Mr Griffin previously served as CFO of Zynga Inc., a global leader in interactive entertainment, and will be responsible for Sportradar’s accounting, finance and investor relations functions. Mr. Griffin brings more than 25 years of leadership experience in financial and operational management within the gaming, media and technology sectors.

Annual Financial Outlook

Sportradar reaffirmed its annual outlook provided on March 15, 2023, for revenue and Adjusted EBITDA2 for fiscal 2023 as follows:

•	Sportradar expects its revenue for fiscal 2023 to be in the range of €902.0 million to €920.0 million ($983.2 million to $1002.8 million)[1], representing growth of 24% to 26% over fiscal 2022.

•	Adjusted EBITDA[2] is expected to be in a range of €157.0 million to €167.0 million ($171.1 million to $182.0 million)[1], representing 25% to 33% growth versus last year.

•	Adjusted EBITDA margin[2] is expected to be in the range of 17% to 18%.

Conference Call and Webcast Information

Sportradar will host a conference call to discuss the first quarter 2023 results today, May 10, 2023, at 8:00 a.m. Eastern Time. Those wishing to participate via webcast should access the earnings call through Sportradar’s Investor Relations website. An archived webcast with the accompanying slides will be available at the Company’s Investor Relations website for one year after the conclusion of the live event.

About Sportradar

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the NBA, NHL, MLB, NASCAR, UEFA, FIFA, Bundesliga, ICC and ITF, Sportradar covers close to a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

CONTACT:

Investor Relations:
Rima Hyder, SVP Head of Investor Relations

Christin Armacost, CFA, Manager Investor Relations
investor.relations@sportradar.com

Media:
Sandra Lee
comms@sportradar.com

1 For the convenience of the reader, we have translated Euros amounts at the noon buying rate of the Federal Reserve Bank on March 31, 2022, which was €1.00 to $1.09.

2 Non-IFRS financial measure; see “Non-IFRS Financial Measures and Operating Metrics” and accompanying tables for further explanations and reconciliations of non-IFRS measures to IFRS measures.

Non-IFRS Financial Measures and Operating Metrics

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow and Cash Flow Conversion (together, the “Non-IFRS financial measures”), as well as operating metrics, including Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the financial statement tables included below in this press release.

•	“Adjusted EBITDA” represents profit (loss) for the period adjusted for share based compensation, depreciation and amortization (excluding amortization of sports rights), impairment of intangible assets, other financial assets and equity-accounted investee, loss from loss of control of subsidiary, remeasurement of previously held equity-accounted investee, non-routine litigation costs, management restructuring costs, professional fees for SOX and ERP implementations, one-time charitable donation for Ukrainian relief activities, share of profit (loss) of equity-accounted investee (SportTech AG), foreign currency (gains) losses, finance income and finance costs, and income tax (expense) benefit and certain other non-recurring items, as described in the reconciliation below.

License fees relating to sports rights are a key component of how we generate revenue and one of our main operating expenses. Such license fees are presented either under purchased services and licenses or under depreciation and amortization, depending on the accounting treatment of each relevant license. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. Our presentation of Adjusted EBITDA removes this difference in classification by decreasing our EBITDA by our amortization of sports rights. As such, our presentation of Adjusted EBITDA reflects the full costs of our sports right's licenses. Management believes that, by deducting the full amount of amortization of sports rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results of the respective segments relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

•	“Adjusted Free Cash Flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, acquisition of intangible assets (excluding certain intangible assets required to further support an acquired business) and foreign currency gains (losses) on our cash equivalents. We consider Adjusted Free Cash Flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business after the purchase of property and equipment, of intangible assets and payment of lease liabilities, which can then be used to, among other things, to invest in our business and make strategic acquisitions. A limitation of the utility of Adjusted Free Cash Flow as a measure of liquidity is that it does not represent the total increase or decrease in our cash balance for the year.

•	“Cash Flow Conversion” is the ratio of Adjusted Free Cash Flow to Adjusted EBITDA.

In addition, we define the following operating metric as follows:

•	“Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue, which includes both subscription-based and revenue sharing revenue, from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve-month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Net Retention Rate.

The Company is unable to provide a reconciliation of Adjusted EBITDA to profit (loss) for the period, its most directly comparable IFRS financial measure, on a forward- looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include but are not limited to foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, and expected performance for the full year 2023. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control, including the impact of the Russia/Ukraine and other military conflicts; the global COVID-19 pandemic and its adverse effects on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; risks related to future acquisitions; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands of Euros)

	Three Months Ended March 31,
	2022	2023
Revenue	167,876	207,564
Purchased services and licenses (excluding depreciation and amortization)	(36,836)	(48,435)
Internally-developed software cost capitalized	4,008	5,327
Personnel expenses	(52,254)	(77,468)
Other operating expenses	(19,507)	(21,249)
Depreciation and amortization	(52,470)	(47,648)
Impairment loss on trade receivables, contract assets and other financial assets	(1,012)	(1,078)
Share of loss of equity-accounted investees	(101)	(2,356)
Foreign currency gains (losses), net	10,419	(3,719)
Finance income	86	4,885
Finance costs	(8,922)	(5,040)
Net income before tax	11,287	10,783
Income tax expense	(3,079)	(3,973)
Profit for the period	8,208	6,810
Other Comprehensive Income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit liability	18	-
Related deferred tax expense	(3)	-
	15	-
Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustment attributable to the owners of the company	1,686	(3,167)
Foreign currency translation adjustment attributable to non-controlling interests	(51)	3
	1,635	(3,164)
Other comprehensive income (loss) for the period, net of tax	1,650	(3,164)
Total comprehensive income (loss) for the period	9,858	3,646

Profit (loss) attributable to:
Owners of the Company	8,122	6,822
Non-controlling interests	86	(12)
	8,208	6,810
Total comprehensive income (loss) attributable to:
Owners of the Company	9,823	3,655
Non-controlling interests	35	(9)
	9,858	3,646

Profit per Class A share attributable to owners of the Company
Basic	0.03	0.02
Diluted	0.03	0.02
Profit per Class B share attributable to owners of the Company
Basic	0.00	0.00
Diluted	0.00	0.00

Weighted-average number of shares (in thousands)
Weighted-average number of Class A shares (basic)	206,627	206,524
Weighted-average number of Class A shares (diluted)	219,273	221,241
Weighted-average number of Class B shares (basic and diluted)	903,671	903,671

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Euros)

	December 31,	March 31,
	2022	2023
Assets
Current assets
Cash and cash equivalents	243,757	239,634
Trade receivables	63,412	67,792
Contract assets	50,482	58,231
Other assets and prepayments	42,913	39,666
Income tax receivables	1,631	1,641
	402,195	406,964
Non-current assets
Property and equipment	37,887	37,934
Intangible assets and goodwill	843,632	848,503
Equity-accounted investees	33,888	31,533
Other financial assets and other non-current assets	44,445	47,835
Deferred tax assets	27,014	25,175
	986,866	990,980
Total assets	1,389,061	1,397,944
Current liabilities
Loans and borrowings	7,361	7,532
Trade payables	204,994	205,113
Other liabilities	65,268	58,311
Contract liabilities	23,172	32,044
Income tax liabilities	8,693	8,281
	309,488	311,281
Non-current liabilities
Loans and borrowings	15,484	14,505
Trade payables	269,917	272,761
Other non-current liabilities	10,695	6,131
Deferred tax liabilities	26,048	25,232
	322,144	318,629
Total liabilities	631,632	629,910

Ordinary shares	27,323	27,369
Treasury shares	(2,705)	(4,552)
Additional paid-in capital	590,191	600,338
Retained earnings	117,155	122,191
Other reserves	19,624	16,463
Equity attributable to owners of the Company	751,588	761,809
Non-controlling interest	5,841	6,225
Total equity	757,429	768,034
Total liabilities and equity	1,389,061	1,397,944

SPORTRADAR GROUP AG

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Euros)

	Three Months Ended March 31,
	2022	2023
OPERATING ACTIVITIES:
Profit for the period	8,208	6,810
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Income tax expense	3,079	3,973
Interest income	(86)	(1,735)
Interest expense	8,859	5,040
Impairment losses (income) on financial assets	28	—
Other financial expenses	63	—
Foreign currency loss (gain), net	(10,419)	3,719
Amortization and impairment of intangible assets	49,707	44,418
Depreciation of property and equipment	2,763	3,230
Equity-settled share-based payments	3,911	8,812
Share of loss of equity-accounted investee	101	2,356
Other	(984)	(5,313)

Cash flow from operating activities before working capital changes, interest and income taxes	65,230	71,310

Increase in trade receivables, contract assets, other assets and prepayments	(15,331)	(12,196)
Decrease (Increase) in trade and other payables, contract and other liabilities	(3,530)	4,530

Changes in working capital	(18,861)	(7,666)

Interest paid	(4,855)	(4,595)
Interest received	62	1,731
Income taxes received (paid)	152	(3,331)

Net cash from operating activities	41,728	57,449

INVESTING ACTIVITIES:
Acquisition of intangible assets	(34,255)	(38,511)
Acquisition of property and equipment	(1,389)	(2,165)
Acquisition of subsidiaries, net of cash acquired	(11,604)	(10,179)
Acquisition of financial assets	—	(3,716)
Collection of loans receivable	—	21
Collection of deposits	45	201
Payment of deposits	(57)	(73)

Net cash used in investing activities	(47,260)	(54,422)

FINANCING ACTIVITIES:
Payment of lease liabilities	(1,444)	(1,531)
Acquisition of non-controlling interests	(28,246)	—
Principal payments on bank debt	(135)	(364)
Purchase of treasury shares	(390)	(1,847)
Change in bank overdrafts	(13)	39

Net cash used in financing activities	(30,228)	(3,703)

Net decrease in cash and cash equivalents	(35,760)	(676)
Cash and cash equivalents as of January 1	742,773	243,757
Effects of movements in exchange rates	8,514	(3,446)

Cash and cash equivalents as of March 31	715,527	239,634

The tables below show the information related to each reportable segment for the three-month periods ended March 31, 2022 and 2023.

	Three Months Ended March 31, 2022
in €'000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	86,737	45,923	25,667	158,327	9,549	167,876
Segment Adjusted EBITDA	44,617	8,934	(6,422)	47,129	(3,714)	43,415
Unallocated corporate expenses(1)						(16,714)
Adjusted EBITDA						26,701
Adjusted EBITDA margin	51%	19%	(25)%	30%	(39)%	16%

	Three Months Ended March 31, 2023
in €'000	RoW Betting	RoW Betting AV	United States	Total reportable segments	All other segments	Total
Segment revenue	108,500	44,554	39,737	192,791	14,773	207,564
Segment Adjusted EBITDA	47,388	11,341	6,824	65,553	(3,147)	62,406
Unallocated corporate expenses(1)						(25,736)
Adjusted EBITDA						36,670
Adjusted EBITDA margin	44%	25%	17%	34%	(21)%	18%

(1) Unallocated corporate expenses primarily consist of salaries and wages for management, legal, human resources, finance, office, technology and other costs not allocated to the segments.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is profit for the period:

	Three Months Ended March 31,
in €'000	2022	2023
Profit for the period	8,208	6,810
Share based compensation	3,911	8,954
Litigation costs[1]	1,284	-
Professional fees for SOX and ERP implementations	1,425	245
One-time charitable donation for Ukrainian relief activities	147	-
Depreciation and amortization	52,470	47,648
Amortization of sports rights	(42,268)	(37,190)
Impairment loss (gain) on other financial assets	28	-
Share of loss of equity-accounted investee [2]	-	2,356
Foreign currency (gains) losses, net	(10,419)	3,719
Finance income	(86)	(4,885)
Finance costs	8,922	5,040
Income tax expense	3,079	3,973
Adjusted EBITDA	26,701	36,670

(1) Includes legal related costs in connection with a non-routine litigation.

(2) Includes the related share in the equity-accounted investee of SportTech AG

The following table presents a reconciliation of Adjusted Free Cash Flow to the most directly comparable IFRS financial performance measure, which is net cash from operating activities:

	Three Months Ended March 31,
in €'000	2022	2023
Net cash from operating activities	41,728	57,449
Acquisition of intangible assets	(34,255)	(38,511)
Acquisition of property and equipment	(1,389)	(2,165)
Payment of lease liabilities	(1,444)	(1,531)
Foreign currency gains (losses) on cash equivalents	8,243	(2,849)
Adjusted Free Cash Flow	12,883	12,393